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[GRAPHIC HERE]                                                          186617

                                                                 PRESS RELEASE

CNOOC AND AEGON IN JOINT VENTURE FOR LIFE INSURANCE ACTIVITIES IN CHINA
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The China National Offshore Oil Corporation (CNOOC) and the AEGON Group are
pleased to announce that they will form a 50/50 joint venture for life insurance activities in China.

This joint venture is consistent with CNOOC's strategy to build a portfolio of financial services investments. CNOOC's main activities are oil and gas exploration and production. It has a wide international experience and has entered into many ventures with international partners.

The joint venture provides the AEGON Group with an entry into the fast-growing Chinese insurance market. The AEGON Group is one of the world's largest listed insurance groups, with a strong emphasis on life insurance, pensions and related savings and investment products.

Commitment by combining strengths

CNOOC and AEGON enter this joint venture as equal partners and will each contribute 50% to the initial capital base of approximately USD 24 million (EUR 27 million; CNY 200 million). Both parties view their participation in the Chinese insurance market as a long-term commitment and are dedicated to contribute to its development.

CNOOC will contribute to this joint venture by sharing its knowledge of the Chinese economy and its experience in collaborating with international partners. AEGON, which has been granted the license to operate in China through its subsidiary Transamerica, will contribute its insurance expertise and management experience.

Location and schedule

The joint venture's headquarters will be located in Shanghai and, subject to receiving regulatory approval, will launch its operations in the course of 2003. Regulations permitting, CNOOC and AEGON plan to expand the scope of their joint venture operations in the long term.

Market conditions

Total life insurance premiums in China in 2001 amounted to USD 17 billion (EUR 19 billion), which is up 43% from the year before. Shanghai accounted for 10% of the total market. Strong continued growth of the market is expected as China's per capita GDP grows and Chinese citizens take increased responsibility for their own welfare protection and wealth accumulation.

CNOOC and AEGON expect that the joint venture will play an important role in providing insurance and savings products that China's consumers need. The name of the joint venture has not yet been decided.

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Chairman's statement

The Chairman of AEGON's Executive Board, Donald J. Shepard: "We are very fortunate to have such a strong and highly reputed partner as CNOOC. As both corporations bring unique talents and resources to this partnership, we believe that it will obtain a leadership position. With our focus on a selective number of markets, we regard this joint venture as a long-term commitment and we are dedicated to providing outstanding life insurance products for Chinese customers."

CNOOC

China National Offshore Oil Corporation (CNOOC) is a state oil company incorporated on 15 February 1982 with approval from the Chinese State Council. The corporation is fully authorized by the "Regulations of the People's Republic China on the Exploitation of Offshore Petroleum Resources in Cooperation with Foreign Enterprises" which was promulgated by the State Council. CNOOC has the overall responsibility for the exploitation of offshore petroleum and natural gas resources in the People's Republic of China in cooperation with foreign enterprises. Headquartered in Beijing, CNOOC -- registered with a capital of CNY 50 billion (USD 6 billion; EUR 7 billion) -- employs 21,000 people. It has a majority stake in CNOOC Ltd., a listed independent oil/gas company engaged in the E&P sector, owns China Offshore Oil Research Center, a chemicals company, three specialized services companies and five logistic companies and runs a petrochemicals joint venture company with Shell. In addition, it operates three overseas representative offices in Houston, Jakarta and Singapore.

AEGON Group

AEGON N.V. is the holding company of one of the world's five largest listed life insurance groups, ranked by market capitalization and assets. The Group was founded in 1983, with roots in the Netherlands extending back over 150 years. The AEGON Group is dedicated to creating better futures for all its stakeholders, operating through locally managed units in four major markets: the United States, Canada, the Netherlands and the United Kingdom. The Group is also present in a number of other countries, among which Hungary, Spain, Germany and Taiwan, and has representative offices in China and India. The Group employs almost 26,000 people worldwide and has its headquarters in The Hague, the Netherlands. Close to 90% of AEGON's business is life insurance, pensions and related savings and investment products. The Group is also active in accident and health insurance, general insurance, and limited banking activities. AEGON recognizes that a modern company's license to operate is defined both by its ability to create value for shareholders and policyholders and its respect for wider corporate, social and environmental responsibilities.

Safe harbor

The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of the United States of America. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.

These forward-looking statements involve risks and uncertainties, including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax

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changes that affect the distribution cost of or demand for the company's products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company's insurance products; and (7) the company's failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

The Hague, 9 May 2002/Beijing, 10 May 2002
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Inquiries:
AEGON N.V.
Group Communications                Investor Relations
+ 31 70 344 83 44                   + 31 70 344 83 05
                                    + 1 410 576 45 77

For background information please see the web site at WWW.AEGON.COM